

February 3, 2015

Via E-mail
John F. Young
Chief Executive Officer
Energy Future Holdings Corp
1601 Bryan Street
Dallas, TX 75201-3411

> **Re:     Energy Future Holdings Corp**
> **Form 10-K for the year ended December 31, 2013**
> **Filed April 30, 2014**
> **Form 10-Q for the quarter ended September 30, 2014**
> **Filed November 4, 2014**
> **Response dated January 15, 2015**
> **File No. 001-12833**

Dear Mr. Young:

We have reviewed your response dated January 15, 2015 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarter ended September 30, 2014

Note 4.  Goodwill and Identifiable Intangible Assets, page 12

1. We note your response to comment 3 from our letter dated December 30, 2014. Please explain to us in more detail why you were unable to reasonably estimate any impairment loss for the quarter ended September 30, 2014 by the filing deadline for your Form 10-Q, including when you initiated your impairment analysis, the stage of completion it was at the time you filed your Form 10-Q, and any significant impediments to completion. As background, you may want to explain the timeline of events and information leading up to and subsequent to the determination that goodwill may be impaired as of September 30, 2014. As ASC 350-20-35-18 cross references to ASC 450, please tell us whether you

considered disclosing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made as is required for a loss contingency.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding our comments.  Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief